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   May 1, 2020

       Sagiv Aharon
       Chief Executive Officer and President
       UAS Drone Corp.
       1 Etgar Street
       Tirat-Carmel, Israel 3903212

                                                        Re: UAS Drone Corp.
                                                            Form 8-K
                                                            Filed March 10,
2020
                                                            File No. 000-55504

       Dear Mr. Aharon:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




   Sincerely,


   Division of Corporation Finance

   Office of Manufacturing
       cc:                                              Ron Ben-Bassat, Esq.